FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a replacement selling securityholder table to be included in the section of the prospectus titled “Selling Securityholders” originally filed with the U.S. Securities and Exchange Commission on June 10, 2008 by Excel Maritime Carriers Ltd. as part of a registration statement on Form F-3ASR (File no. 333-151564) (the “Registration Statement”).  This table replaces the table currently included in that section, and this report on Form 6-K is hereby incorporated by reference into the Registration Statement.

Exhibit 1

Name	Aggregate Principal Amount of Notes at Maturity that May Be Sold	Ordinary Shares Registered Hereby(1)	Ordinary Shares Owned After Completion of the Offering
JMG Capital Partners, LP (2)	$13,000,000	146,511	—
Citadel Equity Fund, Ltd. (3)	$9,500,000	107,065	—
DBAG London (4)	$9,500,000	107,065	—
Vicis Capital Master Fund (5)	$9,000,000	101,430	—
Wachovia Securities International Ltd. (6)	$7,300,000	82,271	—
Polygon Global Opportunities Master Fund (7)	$6,500,000	73,255	—
S.A.C. Arbitrage Fund, LLC (8)	$6,500,000	73,255	—
Peoples Benefit Life Insurance Company Teamsters (9)	$5,250,000	59,168	—
KBC Financial Products Cayman Islands, Ltd. (10)	$5,000,000	56,350	—
Highbridge International LLC (11)	$4,500,000	50,715	—
Redbourn Partners Ltd. (12)	$4,250,000	47,897	—
Deutsche Bank Securities Inc. (13)	$4,160,000	46,883	—
Chrysler LLC Master Retirement Trust / Palisade Fixed Income (14)	$3,200,000	36,064	—
Bank of America Pension Plan (15)	$3,000,000	33,810	—
Morgan Stanley & Co. Incorporated (16)	$3,000,000	33,810	98,111
AVK (Avent Claymore) Fund (17)	$2,000,000	22,540	—
Fore Convertible Master Fund, Ltd. (18)	$1,804,000	20,331	—
The Canyon Value Realization Fund (Cayman), Ltd. (19)	$1,520,000	17,130	—
Canyon Capital Arbitrage Master Fund, Ltd. (20)	$1,400,000	15,778	—
Institutional Benchmark Series (Master Feeder) Ltd., in respect of Camden Convertible Arbitrage Series (21)	$1,250,000	14,087	—
Retail Clerk Pension Trust #1 (22)	$1,250,000	14,087	—
DeepRock & Co. (23)	$1,000,000	11,270	—
Equity Overlay Fund, LLC (24)	$1,000,000	11,270	—
John Deere Pension Trust (25)	$1,000,000	11,270	—
Retail Clerk Pension Trust #2 (26)	$1,000,000	11,270	—
MAN MAL I Limited (27)	$806,000	9,083	—
Florida Power and Light Group Employee Pension Plan / Palisade Fixed Income (28)	$800,000	9,016	—
Canyon Value Realization Fund, LP (29)	$580,000	6,536	—
Fore Multi Strategy Master Fund Ltd. (30)	$514,000	5,792	—
Lyxor / Canyon Capital Arbitrage Fund Limited (31)	$400,000	4,508	—
Fore ERISA Fund, Ltd. (32)	$236,000	2,659	—
Canyon Value Realization MAC 18 Ltd. (33)	$100,000	1,127	—

(1)
Assumes conversion of all of the holder’s notes at the adjusted conversion rate of 11.2701 of our Class A common shares per $1,000 principal amount of notes. The initial conversion rate of 10.9529 of our Class A common shares per $1,000 principal amount of notes was adjusted as a consequence of the payment of dividends by us in 2008 as described under the sections titled “Description of the Notes—Conversion Rights” and “Description of the Notes—Make Whole Premium Upon a Fundamental Change.” In addition, the amount of ordinary shares underlying the Class A common shares issuable upon conversion of the notes may increase further or decrease in the future.

(2)	The mailing address for JMG Capital Partners, LP is 11601 Wilshire Blvd, #2180, Los Angeles, CA 90025
(3)	The mailing address for Citadel Equity Fund, Ltd. is 131 South Dearborn Street, Chicago, IL 60603.
(4)	The mailing address for DBAG London is 100 Plaza One, Second Floor, Jersey City, NJ 07311.
(5)	The mailing address for Vicis Capital Master Fund is 126 East 56th Street, Suite 700, New York, NY 10022.
(6)	The mailing address for Wachovia Securities International Ltd. is 1525 W Wt Harris Blvd, Charlotte, NC 28262.
(7)	The mailing address for Polygon Global Opportunities Master Fund is 399 Park Avenue, 22nd FL, New York, NY 10022.
(8)	The mailing address for S.A.C Arbitrage Fund, LLC is 72 Cummings Point Rd, Stamford, CT 06902.
(9)	The mailing address for Peoples Benefit Life Insurance Company Teamsters is 2049 Century Park East, Suite 330, Los Angeles, CA 90067.
(10)	The mailing address for KBC Financial Products Cayman Islands, Ltd. is 140 East 45th Street, 33rd Floor, New York, NY 10017.
(11)	The mailing address for Highbridge International LLC is 1350 Avenue of the Americas, New York, NY 10019.
(12)	The mailing address for Redbourn Partners Ltd. is 2049 Century Park East, Suite 330, Los Angeles, CA 90067.
(13)	The mailing address for Deutsche Bank Securities Inc. is 100 Plaza One, Second Floor, Jersey City, NJ 07311.
(14)	The mailing address for Chrysler LLC Master Retirement Trust / Palisade Fixed Income is c/o Palisade Capital Management, LLC, One Bridge Plaza, Suite 695, Fort Lee, NJ 07024.
(15)	The mailing address for Bank of America Pension Plan is 2049 Century Park East, Suite 330, Los Angeles, CA 90067.
(16)	The mailing address for Morgan Stanley & Co. Incorporated is 1221 Avenue of the Americas, 40th Floor, New York, NY 10017.
(17)	The mailing address for AVK (Advent Claymore) Fund is 1065 Ave. of the Americas, 31st Floor, New York, NY 10018.
(18)	The mailing address for Fore Convertible Master Fund, Ltd. is 280 Park Ave. 43rd Floor New York, NY 10017.
(19)	The mailing address for The Canyon Value Realization Fund (Cayman), Ltd. is 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067.
(20)	The mailing address for Canyon Capital Arbitrage Master Fund, Ltd. is 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067.
(21)	The mailing address for Institutional Benchmark Series (Master Feeder) Ltd., in respect of Camden Convertible Arbitrage Series is 2049 Century Park East, Suite 330, Los Angeles, CA 90067.
(22)	The mailing address for Retail Clerk Pension Trust #1 is 2049 Century Park East, Suite 330, Los Angeles, CA 90067.
(23)	The mailing address for DeepRock & Co. is 2049 Century Park East, Suite 330, Los Angeles, CA 90067.
(24)	The mailing address for Equity Overlay Fund, LLC is 2049 Century Park East, Suite 330, Los Angeles, CA 90067.
(25)	The mailing address for John Deere Pension Trust is 2049 Century Park East, Suite 330, Los Angeles, CA 90067.
(26)	The mailing address for Retail Clerk Pension Trust #2 is 2049 Century Park East, Suite 330, Los Angeles, CA 90067.
(27)	The mailing address for MAN MAL I Limited is 280 Park Ave. 43rd Floor New York, NY 10017.
(28)	The mailing address for Florida Power and Light Group Employee Pension Plan / Palisade Fixed Income is c/o Palisade Capital Management, LLC, One Bridge Plaza, Suite 695, Fort Lee, NJ 07024.
(29)	The mailing address for Canyon Value Realization Fund, LP is 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067.
(30)	The mailing address for Fore Multi Strategy Master Fund Ltd. is 280 Park Ave. 43rd Floor New York, NY 10017.
(31)	The mailing address for Lyxor / Canyon Capital Arbitrage Fund Limited is 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067.
(32)	The mailing address for Fore ERISA Fund, Ltd. is 280 Park Ave. 43rd Floor New York, NY 10017.
(33)	The mailing address for Canyon Value Realization MAC 18 Ltd. is 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

By: /s/ Eleftherios Papatrifon
Eleftherios Papatrifon Chief Financial Officer

Dated: March 20, 2009

SK 02545 0001 977858